SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

Synergy Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871639100

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons Callisto Pharmaceuticals, Inc. I.R.S. Identification Nos. of Above Persons (Entities Only) 13-3894575

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,590,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 44,590,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,590,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 47.20%(1)

14	Type of Reporting Person* CO

(1)  Based upon an aggregate of 94,464,708 shares of the Issuer’s issued and outstanding common stock as of August 3, 2011.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Synergy Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 420 Lexington Avenue, Suite 1609, New York, NY 10170.

Item 2.	Identity and Background.

(a)                                 The name of the reporting person is Callisto Pharmaceuticals, Inc. (the “Reporting Person”).

(b)                                 The address of the Reporting Person is 420 Lexington Avenue, Suite 1609, New York, NY 10170.

(c)                                  The Reporting Person is a development stage biopharmaceutical company focused primarily on the development of drugs to treat gastrointestinal (“GI”) disorders and diseases and rheumatoid arthritis (RA).

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 14, 2008, Reporting Person entered into an Exchange Agreement dated July 11, 2008 (“Exchange Agreement”), as amended and effective on July 14, 2008, with the Issuer, Synergy Pharmaceuticals, Inc. (“Synergy-DE”) and other holders of the Synergy-DE’s common stock. According to the terms of the Exchange Agreement, Issuer acquired 100% of the common stock of the Synergy-DE, from the Reporting Person and the other holders of Synergy-DE, in exchange for 45,464,760 shares of Issuer’s common stock. Pursuant to the Exchange Agreement, Reporting Person received 44,590,000 shares of Issuer’s common stock.

Item 4.	Purpose of Transaction.

As described above, Reporting Person’s acquisition of the shares of Issuer’s common stock was made pursuant to the Exchange Agreement by which Issuer acquired all of the issued and outstanding capital stock of Synergy-DE from the Synergy-DE shareholders in exchange for 45,464,760 shares of the Issuer’s common stock.

Reporting Person acquired its shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Synergy-DE and the former stockholders of Synergy-DE acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition.  This acquisition and related transactions are described in the Issuer’s Form 8-K with a report date of July 14, 2008 and a filing date of July 18, 2008 (the “Acquisition 8-K”).  Except as set forth in this Item 4 and in the Acquisition 8-K, Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Person is the beneficial owner of 44,590,000 shares or 47.20% of the Issuer’s common stock (based upon 94,464,708 shares of the Issuer’s common stock issued and outstanding as of August 3, 2011).

(b)         The Reporting Person has the sole power to vote or dispose of all of its shares.

(c)          During the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 20, 2010, the Reporting Person entered into an option purchase agreement (the “Option Agreement”) with a non-affiliated third party (the “Optionee”) pursuant to which the Reporting Person granted the Optionee an option to acquire up to 2,000,000 Shares of the Issuer at a purchase price of $2.45 share at any time during the period from the date of the Option Agreement until (i) October 20, 2012 with respect to 1,000,000 shares and (ii) October 20, 2015 with respect to 1,000,000 shares, in consideration for $100,000.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Form of Option Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CALLISTO PHARMACEUTICALS, INC.

Date: August 3, 2011	By:	/s/ Gary S. Jacob, Ph.D.
Name: Gary S. Jacob, Ph.D.
Title: Chief Executive Officer